                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)

                                      and

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


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                          ELITE INFORMATION GROUP, INC.
                       (Name of Subject Company [Issuer])
--------------------------------------------------------------------------------

                             EIG ACQUISITION CORP.,
                     an indirect wholly-owned subsidiary of
                           SOLUTION 6 HOLDINGS LIMITED
                                    (Bidders)
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                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)
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                                     28659M
                      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------

                                    Copy To:

       EIG Acquisition Corp.                      Richard F. Dahlson, Esquire
         Town Hall House                            Jackson Walker L.L.P.
    Level 21, 456 Kent Street                    901 Main Street, Suite 6000
     Sydney, New South Wales                       Dallas, Texas 75202-3797
          Australia 2000                           Telephone: (214) 953-6000
 Telecopier No.: 011-612-9278-0702              Telecopier No.: (214) 953-5722

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

--------------------                                           -----------------
CUSIP No.  111433108             14D-1/A & 13D/A               Page 2 of 8 Pages
--------------------                                           -----------------

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    1       Name of Reporting Person; IRS Identification Number

                    Solution 6 Holdings Limited ("Solution 6")
                    Tax I.D. Number: Not Applicable
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    2       Check the Appropriate Box if a Member of a Group     (a) [ ]

                (b) [ ]
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    3       SEC Use Only

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    4       Source of Funds (See Instructions)

                    Other (00)
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    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)

                    [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization

                    New South Wales, Australia
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         Number of               7     Sole Voting Power
           Shares                      147,200
        Beneficially         ---------------------------------------------------
          Owned by               8     Shared Voting Power
            Each                       None.
         Reporting           ---------------------------------------------------
           Person                9     Sole Dispositive Power
            With                       147,200
                             ---------------------------------------------------
                                10     Shared Dispositive Power
                                       None.
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    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                    147,200
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    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    [ ]
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    13      Percent of Class Represented by Amount in Row (11)

                    1.57%
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    14      Type of Reporting Person
                    Corporation (CO)
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

--------------------                                           -----------------
CUSIP No.  111433108              14D-1/A & 13D/A              Page 3 of 8 Pages
--------------------                                           -----------------

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    1       Name of Reporting Person; IRS Identification Number

                    EIG Acquisition Corp.;
                    Tax I.D. Number: 75-2850905
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    2       Check the Appropriate Box if a Member of a Group     (a) [     ]

                (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)

                    Other (00)
--------------------------------------------------------------------------------
    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                    [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization

                    Delaware
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         Number of               7     Sole Voting Power
           Shares                               None.
        Beneficially         ---------------------------------------------------
          Owned by               8     Shared Voting Power
            Each                                None.
         Reporting           ---------------------------------------------------
           Person                9     Sole Dispositive Power
            With                                None.
                             ---------------------------------------------------
                                10     Shared Dispositive Power
                                                None.
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                    None.
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)

                    N/A
--------------------------------------------------------------------------------
    14      Type of Reporting Person
                    Corporation (CO)
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
EIG Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Solution 6 Holdings Limited, a New South Wales, Australia corporation (the "Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on December 21, 1999 and their Schedule 13D originally filed on December 23, 1999 (collectively, and as subsequently amended, the "Statement") with respect to an offer (the "Offer") to purchase by the Purchaser all of the issued and outstanding shares of the common stock, par value $.01 per share, of Elite Information Group, Inc., a Delaware corporation (the "Company"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 1999. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D/A is hereby amended by restating the entirety of
Item 5 by reference as follows.

         "See the cover pages to the Schedule 13D/A (Amendment No. 2) as amended hereby for reference to the information to be included in Item 5. The reporting persons ceased to beneficial owners of more than 5% of the class securities on May 10, 2000."

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

         On May 10, 2000, Parent and the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(16) and is incorporated by reference. This press release announced the termination of the Offering by its terms as well as the termination of the Merger Agreement by the Company's board of directors. The Offer terminated without acceptance of any shares by the Purchaser.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented to add a new Exhibit as follows:

         (a)(16) Press Release issued by the Company on May 10, 2000.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2000



                                       EIG ACQUISITION CORP.,
                                       a Delaware corporation


                                       By:  /s/ Thomas A. Montgomery
                                          -------------------------------------
                                       Name: Thomas A. Montgomery
                                              ---------------------------------
                                       Title:   Vice President, Treasurer and
                                                 Secretary
                                              ---------------------------------


                                       SOLUTION 6 HOLDINGS LIMITED,
                                       a New South Wales, Australia corporation


                                       By:  /s/ Thomas A. Montgomery
                                          -------------------------------------
                                       Name:  Thomas A. Montgomery
                                              ---------------------------------
                                       Title: Chief Financial Officer
                                              ---------------------------------

                               INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                DESCRIPTION
         -------               -----------
         (a) (16)   Press Release issued by the Company on May 10, 2000.